September 30, 2015

Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549


Re:      Form AW - Request for Withdrawal
         First Trust Exchange-Traded AlphaDEX Fund II
         Registration on Form N-1A
         Post-Effective Amendment No. 57
         (Registration Statement File Nos. 333-171759, 811-22519)


Ladies and Gentleman:

     On behalf of the First Trust Asia Pacific Ex-Japan AlphaDEX(R) Fund, First Trust Developed Markets Ex-US AlphaDEX(R) Fund, First Trust Developed Markets ex-US Small Cap AlphaDEX(R) Fund, First Trust Emerging Markets AlphaDEX(R) Fund, First Trust Emerging Markets Small Cap AlphaDEX(R) Fund, First Trust Europe AlphaDEX(R) Fund and First Trust Latin America AlphaDEX(R) Fund (the "Funds"), each a series of First Trust Exchange-Traded AlphaDEX Fund II (the "Trust"), the Trust hereby requests the withdrawal of the above-mentioned Registration Statement pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended. The Registration Statement was originally filed with the Securities and Exchange Commission on July 31, 2015. No securities of the Funds were sold, or will be sold, pursuant to the Registration Statement.

Sincerely,

FIRST TRUST EXCHANGE-TRADED ALPHADEX FUND II

By:  /s/ Mark R. Bradley
     --------------------------------------
     Mark R. Bradley,
     President and Chief Executive Officer